Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Milo Health, Inc.
212 Warren St
New York, NY 10282
https://milorx.com

Up to $1,000,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Milo Health, Inc.
Address: 212 Warren St, New York, NY 10282
State of Incorporation: DE
Date Incorporated: May 01, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 100,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

<u>Amount-Based:</u>

$500+ | Tier 1

Invest $500+ and join the Private Owner's Group (exclusive quarterly updates early access to platform updates) + receive a weekly pill organizer with the Milo logo.

$1,000+ | Tier 2

Invest $1000+ and join the Private Owner's Group + receive a totebag with one of our

custom licensed illustrations.

$2,500+ | Tier 3

Invest $2500+ and receive 5% bonus shares + join the Private Owner's Group.

$5,000+ | Tier 4

Invest $5000+ and receive 10% bonus shares + join the Private Owner's Group.

$10,000+ | Tier 5

Invest $10,000+ and receive 15% bonus shares + coffee or cocktails in Manhattan with Milo's cofounders or private zoom call + join the Private Owner's Group.

$25,000+ | Tier 6

Invest $25,000+ and receive 20% bonus shares + in person or zoom strategy session with founding team + join the Private Owner's Group.

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

<u>The 10% StartEngine Owners' Bonus</u>

Milo Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Milo Health, Inc. ("Milo Health" or "Milo" or "Company") is a corporation organized under the laws of the state of Delaware that provides a digital prescription wallet. The Company's business model consists of helping patients save time and money while

filling prescriptions focused on patients in the United States.

Our app and website are available to any patient in the United States. Our free digital prescription wallet offers a superior experience for managing prescription medication. We are pre-revenue and pre-profit, but we anticipate an opportunity for rapid growth as we expect that most prescriptions in the US will go through prescription wallets in the near future.

Milo Health, Inc. was initially organized as MedsByMe, Inc., a Delaware corporation on December 7, 2017. The corporate name was changed on April 13, 2021.

The Company has applied for a U.S. patent to Milo Health, filed with the USPTO on September 3, 2020.

Competitors and Industry

The United States retail prescription drug market is currently estimated at $346.3B.*

*Source: https://www.ibisworld.com/industry-statistics/market-size/pharmacies-drug-stores-united-states/

The Company has one direct competitor, the prescription wallet service provided by ScriptHero. We have no evidence that ScriptHero has obtained significant market traction at this time. In addition, another major development in retail pharmacy is the entry of major players into mail-order prescription delivery; Amazon Pharmacy has launched into this sector and Mark Cuban has announced that he is backing Cost Plus Drugs. These are signs of continued innovation in the retail pharmacy business, but we believe they do not offer a product that competes directly with a digital prescription wallet.

Despite the present competitive landscape, the Company believes it stands out in the digital prescription wallet sector because of its superior, patent-pending technology in our wallet app and website.

Other companies operate in a similar space, including drug discount card companies such as GoodRx (market capitalization of approximately $7.88B on April 4, 2022) and local delivery pharmacies such as Alto and Capsule. Another major development in retail pharmacy is the entry of major players into mail-order prescription delivery; Amazon Pharmacy has launched into this sector and Mark Cuban has announced that he is backing Cost Plus Drugs. These are signs of continued innovation in the retail pharmacy business, but they do not offer a product that competes directly with a digital prescription wallet.

Current Stage and Roadmap

The Company's digital wallet app is currently on the market and generating sales, and is pre-profit.

The Company's efforts for the next few years will be focused on marketing, with a goal

of educating patients and providers about the savings and convenience of using a digital prescription wallet to manage prescriptions.

The Team

Officers and Directors

Name: Ameer Youssef

Ameer Youssef's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: June 14, 2019 - Present
  Responsibilities: Management of company employees and contractors. No salary. Compensation to date has been with an option package to purchase 296,441 shares of Common Stock.

Name: Robert Siegel

Robert Siegel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: December 07, 2017 - Present
  Responsibilities: Fundraising and strategy. Supervising product-market fit. No salary. Compensation has been in the form of 703,559 Common Stock shares.

Other business experience in the past three years:

- **Employer:** Calvary Hospital, Inc.
  Title: Medical Director
  Dates of Service: July 09, 2019 - September 10, 2021
  Responsibilities: Management of the medical staff of the hospital system.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for digital management of prescription medication in the United States. Our revenues are therefore dependent upon the market for digital prescription management.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Milo Health, Inc was formed on 12/7/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Milo Health, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Milo's digital prescription wallet is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. We have one (and only one) patent pending

application.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Milo Health, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Milo Health, Inc could harm our reputation and materially negatively impact our financial condition and business.

Legal/Regulatory Risk
Current rules and regulations regarding handling prescriptions and payment for medication in the United States create a milieu in which Milo's prescription wallet can function. However, changes in pharmacy rules or regulations could make Milo's service explicitly illegal to operate. More broadly, changes in the healthcare payment landscape (such as some "Medicare for All" proposals, among others) may make prescription drugs so broadly affordable that the product may not continue to be able to save significant money for most or all US consumers.

Breach of Protected Health Information
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Milo Health, Inc or in its computer systems could Milo Health, Inc. requires handling protected health information (PHI) in order to operate. A breach of PHI may reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on third-party providers to provide some of our services. Any cyber-attacks or other leaks of PHI either on Milo Health, Inc or our partners could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Siegel	703,559	Common Stock	53.0%
Robert Siegel	9,881	Preferred Stock	
Ameer Youssef	296,441	Common Stock	21.71%
Ameer Youssef	8,234	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,167,898 outstanding.

Voting Rights

Holders of common stock are entitled to one vote for each share of common stock held at all meetings of shareholders.

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,365,522 shares, includes 1,167,898 shares of Common Stock and 197,624 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 400,000 with a total of 197,624 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible as of the record date for determining stockholders entitled to vote on such a matter.

Material Rights

The total number of Preferred Stock outstanding on a fully diluted basis, 200,000

shares of Preferred Stock are designated "Series Seed Preferred Stock", and 200,000 shares of Preferred Stock are designated "Series Seed-2 Preferred Stock."

The total number of Preferred Stock outstanding includes 98,810 shares of Series Seed Preferred Stock and 98,814 of Series Seed-2 Preferred Stock.

Liquidation preference: In the event of a qualified liquidation event, the first $445,000 of assets are allocated to preferred stock shareholders pro rata. Right of first offer: If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor.

** Please refer to the Company's Seconda Amended and Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.*

What it means to be a minority holder

As a minority holder of Milo Health, Inc, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $445,000.00
  Number of Securities Sold: 98,814
  Use of proceeds: Rebranding. Product completion.
  Date: May 04, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we raise nothing through StartEngine, we can continue until approximately early 2023. However, if we raise substantial funds through StartEngine, this can extend based on how much we raise, with a goal of operating into 2025 if we reach our investing goal.

Foreseeable major expenses based on projections:

The major expense will be marketing, which will take two main categories.

1) Channel marketing:

- Corporate health insurance benefits influencers (insurance brokers, PEO management). In the short term, we will use funds to build relationships with brokers and PEO firms. In the longer term, we will depend on how initial marketing experiments go.

- Prescribers (mostly physicians, mostly via LinkedIn and ePocrates). Short term we will spend $3000 per month on direct-to-prescriber marketing on LinkedIn through October 2022. Longer term we will address the success of these efforts and modify our strategy pending the outcome of the LinkedIn marketing.

-Pharmacy front-line staff (mostly pharmacy technicians). Through October 2022 we will spend $10,000 a month on direct mail to pharmacy technicians and will develop an app designed to help technicians better understand Milo's services. Longer term we will address the success of these efforts and modify our strategy.

2) Direct-to-consumer

- Facebook: Plan not yet determined

- Google SEO: We will spend approximately $100 per day on Google Ads through October 2022, targeting searches that identify our potential customers. Longer term we will address the success of these efforts and modify our strategy.

Future operational challenges:

Expanding customer service operations to maintain our excellent level of customer support while absorbing many more customers.

Refining and optimizing marketing campaigns.

Future challenges related to capital resources:

Future challenges related to capital resources are mainly related to marketing. We need to reach customers in order to obtain revenue, but marketing is rarely inexpensive. The quality of our marketing campaign is likely to determine the success of the enterprise. While we will do our best to optimize free publicity, we anticipate that allocating our resources for paid marketing will be our primary challenge.

Future milestones and events:

The key milestone that will significantly impact the company is when we anticipate a future dynamic where we reach a critical minimum mass of patients and prescribers who are using Milo. In that dynamic, we expect patients to start informing their multiple prescribers about Milo, and the prescribers to start informing their patients about Milo. When this occurs, we anticipate rapid growth that does not require spending on marketing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 7, 2022, the Company has capital resources available in the form of $80,612 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support marketing efforts, and continued operational expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 96% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $20,000 for expenses related to marketing and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on an anticipated future monthly burn rate of $37,500 for expenses related to marketing and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions in the form of debt (either promissory notes or SAFE notes) from current funders, as well as a possible fundraising from venture capital

firms. No concurrent offerings are planned at this time.

Indebtedness

- **Creditor:** Robert Siegel, and the Daniel and Margaret Siegel Trust
  Amount Owed: $829,581.00
  Interest Rate: 1.0%
  Maturity Date: March 20, 2030

Related Party Transactions

- **Name of Entity:** Robert Max Siegel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Purchase of 9,881.423 shares of preferred stock in March, 2020.
  Material Terms: Purchase of 9,881.423 shares of preferred stock in March, 2020.

- **Name of Entity:** Ameer Youssef
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Purchase of 8,234.160 shares of preferred stock in June 2017.
  Material Terms: Purchase of 8,234.160 shares of preferred stock in June 2017.

- **Name of Entity:** Robert Siegel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On December 22, 2021, the company entered into a Promissory Note agreement with Robert Siegel in the amount of $600,000.
  Material Terms: The Note bears an interest rate of 1% per annum and has no set maturity date.

- **Name of Entity:** Robert Siegel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On October 22, 2019, the company received $56,000 from its shareholder, Robert Siegel.
  Material Terms: The loan bears no interest rate and has not set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $56,000 and $56,000, respectively.

- **Name of Entity:** Robert Siegel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On June 6, 2017, the company received $23,581 from its shareholder, Robert Siegel.
  Material Terms: The loan bears no interest rate and has no set maturity date. As

of December 31, 2021, and December 31, 2020, the outstanding balance of this Note is in the amount of $23,581 and $23,581, respectively.

- **Name of Entity:** Robert Siegel
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On February 4, 2022, the company entered a promissory note agreement with its shareholder, Robert Siegel.
  Material Terms: The Note bears an interest rate of 1% per annum and has no set maturity date.

Valuation

Pre-Money Valuation: $13,655,220.00

Valuation Details:

In March 2020, Milo Health, Inc. ("Milo," then operating under the name "MedsByMe, Inc.") raised $445K at a $6M pre-money valuation with a minimum viable product.

Since then, Milo's value has increased due to the following achievements:

-Filing and publication of patent application for our superior digital prescription wallet technology

-Beta launch of working product in the App Store and Google Play in May 2021, with almost one year of successful beta testing

Subsequent external events have validated our predictions that we are likely to experience massive earnings growth as our marketing campaigns begin. These include:

-GoodRx IPO. In September 2020 GoodRx had an IPO at an approximately $18B valuation (https://www.reuters.com/article/goodrx-hldg-ipo/goodrx-shares-jump-40-in-nasdaq-debut-after-1-billion-ipo-idUSKCN26E31E). This demonstrates that enormous valuation growth is possible for companies such as GoodRx and Milo that mainly use discount drug program revenue as a revenue source.

-McKesson launched ScriptHero. We do not know of any other digital prescription wallet in the USA besides Milo and ScriptHero. In our opinion, the existence of competition backed by McKesson helps validate the promise and legality of digital prescription wallets in the US.

Based on our enhanced position compared to 2020, and the anticipated rapid growth in our space, we anticipate revenue growth for Milo based on the following estimates for 2025:

5B retail prescriptions will be filled (2025 estimate)

50% of retail prescriptions will go through digital prescription wallets (2.5B Rx)

20% of digital prescription wallet prescription flow will go through Milo (500M Rx)

10% of those prescriptions will generate a $4 coupon commission for Milo ($200M revenue)

Customer service expenses will be $0.25 per Rx ($125M expense), and marketing and other overhead expenses will be $50M

-2025 estimated positive cash flow of $25M

Using a discount rate of 60% based on our stage as a startup, we calculate a net present value of $15.6M for Milo. However, based on discussions with expert investors in our space, current market conditions are not likely to support fundraising at that valuation at this time, so we are offering a $2M discount to our calculated net present value based on the advice of our advisors.

Note that these estimates are based on our own internal analysis, and are provided with the caveat that many unforeseeable factors affect these inputs.

The total number of shares outstanding on a fully diluted basis, 1,365,522 shares, includes 1,167,898 shares of Common Stock and 197,624 shares of Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  Educating doctors about how Milo creates a superior experience for patients. This will focus on a direct email campaign to prescribing clinicians about how Milo can help them.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  60.0%
  Educating patients about the benefits of Milo, including targeted direct-to-consumer advertising on Facebook and Google. Expanded marketing to physicians, including advertising on Epocrates. Outreach to human resources

benefits managers for self insured companies and companies with high-deductible health plans, asking for introductions to their covered employees to offer Milo as a free benefit.

- *Operations*
  30.0%
  Optimizing Milo's customer service operation and technical features to make the customer experience as excellent as possible. This involves hiring a customer service outsourcing firm, as well as continuing to pay the freelancing fees of our current tech team and operations lead.

- *Research & Development*
  4.5%
  Development of new app and website features: We plan to roll out a mail-order purchase option in the app, and research feasibility of building custom integrations that allow us to show copay price information to individual beneficiaries and transmit any purchase information from them back to insurers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://milorx.com (https://milorx.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/milohealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Milo Health, Inc.

[See attached]

MILO HEALTH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Milo Health, Inc.
New York, New York

We have reviewed the accompanying financial statements of Milo Health, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 25, 2022
Los Angeles, California

MILO HEALTH INC.

BALANCE SHEET

(UNAUDITED)

Cash & Cash Equivalents	$	58,001	$	26,200
Total Current Assets		**58,001**		**26,200**
Total Assets	**$**	**58,001**	**$**	**26,200**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	-	$	2,010
Current Portion of Loans and Notes		600,000		50,000
Shareholder Loan		79,581		77,067
Total Current Liabilities		**679,581**		**129,077**
Total Liabilities		**679,581**		**129,077**
STOCKHOLDERS EQUITY				
Common Stock		7		7
Series Seed Preferred Stock		1		1
Series Seed 2 Preferred Stock		1		1
Additional Paid in Capital		808,209		754,098
Retained Earnings/(Accumulated Deficit)		(1,429,797)		(856,984)
Total Stockholders' Equity		**(621,580)**		**(102,877)**
Total Liabilities and Stockholders' Equity	**$**	**58,001**	**$**	**26,200**

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		375,558		102,683
Research and Development		196,360		336,405
Sales and Marketing		179		-
Total operating expenses		572,097		439,088
Operating Income/(Loss)		(572,097)		(439,088)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(572,097)		(439,088)
Provision/(Benefit) for income taxes		716		-
Net Income/(Net Loss)	**$**	**(572,813)**	**$**	**(439,088)**

See accompanying notes to financial statements.

MILO HEALTH INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Series Seed 2 Preferred Stock		Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	**703,559**	**$ 7**	**98,810**	**$ 1**	**-**		**$ 305,261**	**$ (417,896)**	**$ (112,627)**
Issuance of Stock					98,814	$ 1	444,999		445,000
Share-Based Compensation							3,838		3,838
Net income/(loss)								(439,088)	(439,088)
Balance—December 31, 2020	703,559	7	98,810	1	98,814	1	754,098	$ (856,984)	**$ (102,877)**
Share-Based Compensation							3,927		3,927
Capital contribution							50,184		50,184
Net income/(loss)								(572,813)	(572,813)
Balance—December 31, 2021	**703,559**	**$ 7**	**98,810**	**$ 1**	**98,814**	**$ 1**	**$ 808,209**	**$ (1,429,797)**	**$ (621,580)**

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(572,813)	$	(439,088)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		3,927		3,838
Changes in operating assets and liabilities:				
Credit Card		(2,010)		2,010
Net cash provided/(used) by operating activities		**(570,897)**		**(433,240)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		50,184		445,000
Borrowing on Shareholder Loans		2,514		1,121
Borrowing on Promissory Notes and Loans		550,000		-
Net cash provided/(used) by financing activities		**602,698**		**446,121**
Change in Cash		31,801		12,881
Cash—beginning of year		26,200		13,319
Cash—end of year	**$**	**58,001**	**$**	**26,200**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Milo Health Inc. was incorporated on May 1, 2017, in the state of Delaware under a name of MedsByMe Inc. On April 13, 2021, the Company changed the name to Milo Health Inc. The financial statements of Milo Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Milo Health is a digital prescription wallet service. Its app and website allows US consumers to manage their own e-prescriptions on their smartphone or computer

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Income Taxes

Milo Health, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from commissions obtained when users pay for their prescription through the Milo Health prescription discount card program or the Milo Health mail order pharmacy partner.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $179 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 703,559 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 200,000 shares of series seed Preferred Shares with $0.00001 par value. As of December 31, 2021, and December 31, 2020, 98,810 shares of Preferred Shares have been issued and are outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 200,000 shares of series seed 2 Preferred Shares with $0.00001 par value. As of December 31, 2021, and December 31, 2020, 98,814 shares of Preferred Shares have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 396,063 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	382,408	$ 0.04	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	382,408	$ 0.04	8.38
Exercisable Options at December 31, 2020	382,408	$ 0.04	8.38
Granted	13,655	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	396,063	$ 0.04	7.38
Exercisable Options at December 31, 2021	396,063	$ 0.04	7.38

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $3,927 and $3,838, respectively.

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Current Portion	Total Indebtedness
Promissory Note - Rober Siegel	$ 600,000	1.00%	12.22.2021	not set	$ 500	$ 500	$ 600,688	$ -	$ 600,688	$ -	$ -	$ -	$ -	$ -
Promissory Note - Robert Aberman	$ 50,000	0.00%	08.25.2019	paid off in 03/2020						$ -	$ -	$ 50,000	$ -	$ 50,000
Total					$ 500	$ 500	$ 600,688	$ -	$ 600,688	$ -	$ -	$ 50,000	$ -	$ 50,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 600,688
2023	-
2024	-
Thereafter	-
Total	**$ 600,688**

Owner Loans

During the years presented, the company borrowed money from the shareholder, Robert Siegel. The details of the loans are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Current Portion	Total Indebtedness
Promissory Note - Rober Siegel	$ 600,000	1.00%	12.22.2021	not set	$ 500	$ 500	$ 600,000	$ -	$ 600,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Robert Aberman	$ 50,000	0.00%	08.25.2019	paid off in 03/2020						$ -	$ -	$ 50,000	$ -	$ 50,000
Total					$ 500	$ 500	$ 600,000	$ -	$ 600,000	$ -	$ -	$ 50,000	$ -	$ 50,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time. The loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (143,203)	$ (84,101)
Valuation Allowance	143,203	84,101
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (274,867)	$ (131,664)
Valuation Allowance	274,867	131,664
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,099,467, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,099,467. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal

net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On December 22, 2021, the company entered into a Promissory Note agreement with Robert Siegel in the amount of $600,000. The Note bears an interest rate of 1% per annum and has no set maturity date. As of December 31, 2021, the outstanding balance of this Note is in the amount of $600,668.

On October 22, 2019, the company received $56,000 from its shareholder, Robert Siegel. The loan bears no interest rate and has not set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $56,000 and $56,000, respectively.

On June 6, 2017, the company received $23,581 from its shareholder, Robert Siegel. The loan bears no interest rate and has no set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this Note is in the amount of $23,581 and $23,581, respectively.

On February 4, 2022, the company entered a promissory note agreement with its shareholder, Robert Siegel. The Note bears an interest rate of 1% per annum and has no set maturity date.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 25, 2022, which is the date the financial statements were available to be issued.

On February 4, 2022, the company entered a promissory note agreement with its shareholder, Robert Siegel. The Note bears an interest rate of 1% per annum and has not set maturity date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $572,097, an operating cash flow loss of $570,897, and liquid assets in cash of $58,001, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Milo Health

Better, simpler prescription care


Find a Pharmacy
ATORVASTATIN
VALUE PRICE PHARMACY $16.80
Best Price
NEW DRUG LOFT $18.22
milo
Making Prescriptions Transparent, Safe & Convenient

Website New York, NY PHARMACEUTICAL

$0.00 raised

0 Investors	$13.7M Valuation
$10.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

---

*Information from Statista (source)

**Information from Congressional Budget Office (source).

Milo Health: accessible healthcare solutions

In our healthcare system, getting and staying well can feel like a draining slog. Finding trustworthy providers. Managing appointments. Tracking spending. Even the smallest task, like filling a prescription, means accepting hidden costs, inconvenience, bureaucracy, and your valuable time.

Milo was born to change that.


milo
milo
Find the lowest prescription price at any and every pharmacy near you.

Milo's digital prescription wallet makes it easy to fill prescriptions at the best price, wherever you want,
hassle-free. We start by putting your prescriptions where they've always belonged — in your hands. We show you every pharmacy's price and apply every available discount. With all the information and control you need in one place, you get better, simpler prescription care.

Because you don't just need to get well. You need to live well, too.

THE PROBLEM

Health outcomes are directly tied to the rising costs of prescriptions

Approximately 125,000 people die in the US each year from not taking prescribed, life-saving medications. Studies have consistently shown that nearly 30 percent of prescriptions are never filled and that approximately 50 percent of medications for chronic disease are not taken as prescribed (source).

Not to mention...


30%
Prescriptions not filled due to cost
33%
Mortality increase tied to a $10 increase in drug prices
1 in 3 (33%)
Adults cut their required dosage due to cost

(source)

The current e-prescription system is a terrible customer experience. You choose a pharmacy while at the doctor's office, without knowing:

1) What you'll pay for the medication
2) The location of the most convenient pharmacy each time you want to fill
3) Whether the pharmacy will even be open at the time you plan to arrive

We are working to fix the prescription medication filling experience. Milo leverages smartphone technology to do everything we can to help with these problems.

Prescription prices vary wildly from pharmacy to pharmacy, even for the same medication. Milo shows you every available price and applies every available discount, so you know you've never overpaid.


With milo, you'll never fear over-paying again.
milo shows every available price
milo applies every available discount
milo shows every pharmacy near you
Find a Pharmacy
ATORVASTATIN
NEWPORT PHARMACY
$16.80
FENNY PHARMACY
$18.22

THE SOLUTION

Better, simpler prescription care that provides transparency, control, & convenience

Milo is your prescription wallet - We hold your prescriptions so you can see them on your phone and transfer your prescriptions on demand.

With Milo, you can see and control your own prescriptions on your smartphone. That means you can review prescriptions, track refills, and change pharmacies anytime, no phone calls needed.

And it's really easy, all you do is...


COMPARE
Medication prices
SEND
Your prescription anywhere
MANAGE
Your prescriptions in one place

Milo gives you more freedom for you to fill your medication while also saving you money. This is rare in healthcare–usually you need to choose between savings and choice–we give you both, for free.

Our comprehensive savings toolkit frees people from the price constraints imposed by the pharmacy that has their e-prescription. By giving control of the prescription to the patient, and providing great information on available discounts before the prescription goes to a pharmacy. Patients become empowered shoppers for their own medication.

Once a pharmacy has your prescription, it's difficult to get the medication anywhere else. With Milo, you can pick up your medication at the pharmacy next to your doctor's office as you leave. Later refills you can pick up at a pharmacy nearer to your home or office. Forget your medication while traveling? No problem–use Milo to send a refill to the pharmacy next to your hotel.

With Milo's help, you can find the lowest prescription price at any and every pharmacy near you.


1
Search Rx
2
Get coupon
3
Pay less
$7.80
$38.00
Bigelow Pharmacy
Atorvastatin calcium
$7.80
VUO4198
NMAAGG
610312
01
ID
GRP
BIN
PCN
$52.65
$7.80

And sometimes, the Milo price is less than insurance copays. Show the free coupon at the pharmacy at pickup.


1
Doctors send your prescriptions to Milo.
My Prescriptions
· Acyclovir
· Doxepin
· Prednisone
· Atorvastatin
Rx
YOU send your prescription or refill wherever you want with just a click!
2
Rx
$18.74
$7.80
$42.70
$38.00
3
Bring the coupon to the pharmacy when you pick up your meds.
milo
Bigelow Pharmacy
Atorvastatin calcium
VUO4198
NMAAGG
610312
01

Our revenue model has been proven by other successful prescription cost savings companies, but what makes us unique is, our control over the prescription and the ability to choose the lowest-cost pharmacy for each prescription.

THE MARKET

The healthcare market is the largest market in the US economy


66%
of adults take at least one prescription daily
4.7B
Prescriptions filled annually
$500B+
Spent on prescriptions in total each year

Source, Source, Source

And with that, here’s a look at our addressable market:

TAM: $348.4 Billion, 5.8 Billion retail prescriptions/year in the US (source)
SAM: $11.1B 185 Million prescriptions/year (source)

- 185 Million = retail prescriptions paid for in cash in 2019 (source)

When it comes to our competition, we believe Milo is currently the only way to take complete control over your prescriptions - from prescription to purchase.

OUR TRACTION

Patent pending, en route to launch

We have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

The USPTO published the application on March 4, 2021, and we are well on our way to taking our digital wallet to the next level.

WHY INVEST

The Future of Milo Health

Milo’s prescription wallet is just the beginning. The next step? Milo Health Platform.

Once people start managing their prescriptions from Milo, we’ll introduce a suite of services that will help give patients (and medical professionals) even more transparency and control over their health outcomes.



The milo health platform

Prescription services

- Rx management
- Prescription compliance
- Remote access to pharmacists

Health management

- Health tracking tools (integration with Apple Health, etc.)
- Patient medical records vault
- Full telehealth services

Savings offers

- Mail-order prescriptions
- Medical-services marketplace
- Coupon subscription service

Caregiver services

- Accurate, up-to-date health info
- Insurance, deductible management
- Multi-account Rx management

We are here to transform the prescription marketplace from an opaque market to a great customer experience. Our goal is for 1% or more of all US prescriptions to move through Milo's app.

And it's finally possible. Now that most prescriptions are electronic, and now that most people (even most older patients) have smartphones in their pockets, the conditions now exist for a digital prescription wallet to exist and thrive.

At the end of the day - we respect your time, we respect your wallet, we respect you. Join us today, and invest in a future of better healthcare.

Meet Our Team



Ameer Youssef

Chief Executive Officer

Ameer has been building, designing and marketing digital products for nearly 20 years, most recently as SVP Group Managing Director at R/GA.



Rob Siegel

President

Rob developed the idea for Milo as a cardiologist seeing firsthand how electronic prescriptions make problems for patients and doctors.



Brad Schammel

Chief Pharmacy Officer and Counsel

Brad is a "double threat" with degrees in pharmacy and law. He has held many positions at the intersection of American law and pharmacy practice, most recently on the team that arranged for CVS/Caremark to take over the pharmacy business inside Target stores.



Alex Zuzin

Chief Technology Officer

Alex has over 20 years of software architecture and leadership experience. Most recently, he specialized in scaling micro-services and data pipelines in the cloud, and bootstrapping startup engineering teams.



Patty Ratermann

Director of Operations

Patty is a startup veteran, creating and implementing systems and processes across industries, from agriculture to accelerator tech - scaling products that help people to live better.

Offering Summary

Company	Milo Health, Inc.
Corporate Address	212 Warren St, New York, NY 10282
Offering Minimum	$10,000.00
Offering Maximum	$1,000,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	100,000
Price per Share	$10.00
Pre-Money Valuation	$13,655,220.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and join the Private Owner's Group (exclusive quarterly updates early access to platform updates) + receive a weekly pill organizer with the Milo logo.

$1,000+ | Tier 2

Invest $1000+ and join the Private Owner's Group + receive a totebag with one of our custom licensed illustrations.

$2,500+ | Tier 3

Invest $2500+ and receive 5% bonus shares + join the Private Owner's Group.

$5,000+ | Tier 4

Invest $5000+ and receive 10% bonus shares + join the Private Owner's Group.

$10,000+ | Tier 5

Invest $10,000+ and receive 15% bonus shares + coffee or cocktails in Manhattan with Milo's cofounders or private zoom call + join the Private Owner's Group.

$25,000+ | Tier 6

Invest $25,000+ and receive 20% bonus shares + in person or zoom strategy session with founding team + join the Private Owner's Group.

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The 10% StartEngine Owners' Bonus

Milo Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares of Common Stock for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

AMEER (CEO + Co-founder)

Americans spend almost half of a trillion dollars annually on prescriptions, yet there is usually no price transparency.

For example - In New York City, generic Celebrex costs $208 at one pharmacy and just $12 at another pharmacy three blocks away.

If you're wondering, "How is this happening?" We're right there with you. That's why we created Milo - one of the first digital prescription wallet that allows patients to control their own prescriptions and enables them to shop around for the best price.

ROB (Chief Medical Officer + Co-founder)

125,000 people die in the US each year because they do not take prescribed, life-saving medication. As a cardiologist, I witnessed firsthand patients not being able to afford their medicine. I felt powerless. Milo was created to support and advocate for patients, shining a light on the dark market for prescription medication. From what we've seen, one user was able to save $2,756.00 in one year on their prescriptions.

PATTY (Director of Operations)

Here's how it works.

Instead of sending your prescription to a pharmacy, your doctor sends it to Milo.

You open the app, find the best deal, and send your prescription to that pharmacy.

When you pick up your prescription, show your Milo discount card on the app. And that's it.

Plus, should you move or be away on a trip, you can change which pharmacy your prescription is being filled at any time.

AMEER:

Not only is Milo Health up and running, but we believe our business is built around a proven model. Similar pharmaceutical discount card businesses are valued in the billions, but they don't have our patent-pending technology for prescription ownership.

PATTY:

Prescription ownership is key to lowering prices. Currently pharmacies have full ownership of people's prescriptions, and that enables them to overcharge for medicine. We believe that in the next 5 years this will change and most prescriptions will go directly to patients. With our digital prescription wallet, Milo is poised to be a leader in this consumer-empowered shift.

ROB:

Healthcare is complicated enough, getting a great deal on your prescription shouldn’t be.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MEDSBYME, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF APRIL, A.D. 2020, AT 5:35 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE — 1793 DELAWARE 1847

6397656 8100
SR# 20203241283

Authentication: 202855812
Date: 04-30-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:35 PM 04/28/2020
FILED 05:35 PM 04/28/2020
SR 20203241283 - File Number 6397656

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MEDSBYME, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

MedsByMe, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "DGCL"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is MedsByMe, Inc., and that this corporation was originally incorporated pursuant to the DGCL on May 1, 2017, under the name MedsByMe, Inc.

2. That the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of the Corporation is MedsByMe, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 128 Meadow Drive, Blades, Delaware 19973 in the County of Sussex, and the name of the registered agent of the Corporation in the State of Delaware at such address is William G. Messenger.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 400,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 200,000 shares of Preferred Stock are hereby designated "**Series Seed Preferred Stock**", and 200,000 shares of Preferred Stock are hereby designated "**Series Seed-2 Preferred Stock**". The Series Seed Preferred Stock and Series Seed-2 Preferred Stock are *pari passu* in all respects, except as expressly set forth below.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

ARTICLE V.
COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI.
PREFERRED STOCK

The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to or imposed on the Series Seed Preferred Stock are set forth below in this Article VI. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article VI refer to sections and subsections of this Article VI.

1. **Dividends.** All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 4. The dividends described in this Section 1 shall not be cumulative, and such dividends shall be payable only when, as and if declared by the Board of Directors of the Corporation and the Corporation shall be under no obligation to pay such dividends.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1. Preferential Payments to Holders of Series Seed-2 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or Deemed Liquidation Event (as defined below), the holders of shares of Series Seed-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders (or in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or out of Available Proceeds (as defined below) as applicable), before any payment shall be made to the holders of Series Seed Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the Series Seed-2 Preferred Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed-2 Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-2 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed-2

Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed-2 Preferred Original Issue Price**" shall mean $5.06 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

2.2. Preferential Payments to Holders of Series Seed Preferred Stock. Subject to the payment in full of the amounts owed to the holders of Series Seed-2 Preferred Stock pursuant to Subsection 2.1, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders (or in the case of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or out of Available Proceeds (as defined below) as applicable), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Series Seed Preferred Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**" and together with the Series Seed-2 Liquidation Amount, the "**Preferred Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Series Seed Preferred Original Issue Price**" shall mean $3.0361 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. "**Original Issue Price**" shall mean the Series Seed-2 Preferred Original Issue Price or the Series Seed Preferred Original Issue Price, as applicable.

2.3. Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of the Preferred Liquidation Amounts in accordance with Subsections 2.1 and 2.2, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 and 2.2 or any remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder.

2.4. Deemed Liquidation Events.

2.4.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of each series of Preferred Stock (voting together as a single class on an as-converted to Common Stock basis) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation or share exchange in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation or share exchange,

except any such merger, consolidation or share exchange involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or share exchange continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation or share exchange, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger, consolidation or share exchange, the parent corporation of such surviving or resulting corporation;

(b) any transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Corporation shares representing more than fifty percent (50%) of the outstanding voting power of the Corporation or any other transaction or series of related transaction in which the stockholders of the Corporation as of the date hereof do not own more than fifty percent (50%) of the outstanding capital stock of the surviving corporation; provided, that, such transactions or series of related transactions shall not include any customary venture capital transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof; or

(c) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Corporation.

2.5. Effecting a Deemed Liquidation Event.

2.5.1 The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the definitive agreement for such transaction (the "**Transaction Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

2.5.2 In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(c), if the Corporation does not effect a dissolution of the Corporation under the DGCL within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to (x) with respect to the Series Seed-2 Preferred Stock, the Series Seed-2 Liquidation Amount, and (y) with respect to the Series Seed Preferred Stock, the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Amount, then the Corporation shall redeem (i) first, outstanding shares of Series Seed-2 Preferred Stock ratably from the holders thereof to the fullest extent of such Available Proceeds (and in the event Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed-II Preferred Stock at a

price per share equal to the Series Seed-2 Liquidation Amount, the Corporation shall redeem the remaining shares of Series Seed-2 Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders prior to redeeming any shares of Series Seed Preferred Stock), and (ii) second, once all outstanding shares of Series Seed-2 Preferred Stock have been redeemed at a price per share equal to the Series Seed-2 Liquidation Amount, outstanding shares of Series Seed Preferred Stock ratably from the holders thereof to the fullest extent of such Available Proceeds (and in the event Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount, the Corporation shall redeem the remaining shares of Series Seed-I Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders). Prior to the distribution or redemption provided for in this Subsection 2.5.2, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.6. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, share exchange, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, except that any publicly-traded securities shall be valued as follows:

2.6.1 if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the deemed payment or distribution;

2.6.2 if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the deemed payment or distribution.

2.7. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the Transaction Agreement shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

3. **Voting.**

3.1. General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2. Preferred Stock Protective Provisions. At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series Seed Preferred, other than amendments to create new classes of preferred stock, including classes of preferred stock that are senior to or pari passu with the Series Seed Preferred, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

4. **Optional Conversion.**

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1. Right to Convert.

4.1.1 Conversion Ratio. Each share of each series of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price applicable to such series by the Conversion Price (as defined below) applicable to such series that is in effect at the time of conversion. The "**Conversion Price**" of each series of Preferred Stock shall initially be equal to the Original Issue Price applicable to such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3. Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which

such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all dividends declared but unpaid on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of all dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4. Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article VI, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock or shares of Common Stock issued upon the conversion of any Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock to the extent an adjustment is made with respect thereto pursuant to Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation; or

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Conversion Price. No adjustment in any Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than such applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5. Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each

share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6. Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

4.6.1 the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

4.6.2 the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7. Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8. Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable,

as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock so affected a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the applicable series of Preferred Stock.

4.10. Notice of Record Date. In the event:

4.10.1 the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

4.10.2 of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

4.10.3 of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion.**

5.1. Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $15,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the

"**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2. Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any dividends declared but unpaid on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, voting or consenting together as a single class on an as-converted basis.

8. **Notices**. Any notice required or permitted by the provisions of this Article VI to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VII.

1. **Management of Business.** The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.

2. **Number of Directors.** The authorized number of directors of the Corporation shall be determined from time to time exclusively by resolution adopted by the affirmative vote of a majority of the

authorized number of directors at any regular or special meeting of such Board of Directors, within any limits prescribed in the Bylaws of the Corporation.

3. **Elections.** The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE VIII.

The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the directors then in office. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE IX.

1. **Limitation of Liability**. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it presently exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right arising prior to the time of such amendment, modification or repeal.

2. **Right of Indemnification**. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 4 of this Article IX, the Corporation shall not be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person unless the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

3. **Prepayment of Expenses**. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) reasonably incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article IX or otherwise.

4. **Claims**. If a claim for indemnification (following the final disposition of the Proceeding with respect to which indemnification is sought, including any settlement of such Proceeding) or advancement of expenses under this Article IX is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under this Article IX and applicable law.

5. **Non-Exclusivity of Rights**. The rights conferred on any Covered Person by this Article IX

shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, any other provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, vote of stockholders or disinterested directors or otherwise.

6. **Insurance**. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under this Article IX, the DGCL or otherwise.

7. **Amendment or Repeal**. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of this Article IX after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

8. **Other Indemnification and Advancement of Expenses**. This Article IX shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

The undersigned hereby certifies that the foregoing Second Amended and Restated Certificate of Incorporation of MedsByMe, Inc., which contains amendments requiring stockholder approval, was duly adopted and approved by the Board of Directors and the stockholders of MedsByMe, Inc.

Dated: Aprill 28, 2020

MEDSBYME, INC.

By: Ameer Youssef
____
Ameer Youssef
Chief Executive Officer